SWIRE PACIFIC

RECEIVED

2008 APR 22 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/PAC1/20& 24

14th April 2008

[redacted]

08002062

SUPPL

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the press announcement of Swire Pacific Limited published on the websites of Hong Kong Exchanges and Clearing Limited dated 14th April 2008 for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

PROCESSED
APR 24 2008
THOMSON REUTERS

Encl.
c.c. Judy Kang, BONY NY (w/e, by email)
Ms Kammy Yuen / Ms Anna Jia, BONY HK (w/e, hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-20 Interim&Final Result\2007 Annual\Letters\Ltr - SEHKNY.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of Swire Pacific Limited (the "Company") will be held at 11:00 a.m. on Thursday, 7th August 2008 at the registered office of the Company, for the purpose of, among other matters, announcing the interim results and declaring interim dividends for the six months ended 30th June 2008.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho, K G Kerr, J R Slosar, A N Tyler;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen, Sir Adrian Swire;
Independent Non-Executive Directors: T G Freshwater, C K M Kwok, C Lee, M Leung, M M T Yang, M C C Sze.

For and on behalf of
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 14th April 2008

END